Notice of Exempt Solicitation

Registrant: Chevron Corp.

Name of Person Relying on the Exemption: Follow This

Address of Person Relying on Exemption: Anthony Fokkerweg 61 1059 CP Amsterdam

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934

Submission is not required of the filer under the terms of the Rule but is made voluntarily.

Follow This, alongside AXA Investment Management, DeGroof Petercam Asset Management and Arjuna Capital, filed the shareholder proposal listed as Item 6, requesting a Scope 3 medium-term GHG emission reduction target, at Chevron’s annual meeting of shareholders on May 31, 2023. Follow This urges you to vote FOR Item 6, for the reasons that stated in this exempt solicitation.

SUMMARY

As shareholders in Chevron, we are concerned that the company is not sufficiently addressing the risks posed by climate change to its business operations of fossil fuel extraction, refining and marketing. Without a Paris-aligned medium-term target to reduce the emissions of its products (Scope 3), the Company has not shown it is taking the necessary steps to safeguard its long-term viability and protect the interests of its shareholders. The lack of a Paris-aligned strategy to reduce its emissions leaves the Company’s shareholders unable to determine if the Company is mitigating the risks and taking advantage of the opportunities presented by the energy transition. As such, shareholders are encouraged to vote “FOR” this proposal.

RESOLVED CLAUSE

The Proposal reads in part:

RESOLVED: Shareholders request the Company to set a medium-term reduction target covering the greenhouse gas (GHG) emissions of the use of its energy products (Scope 3) consistent with the goal of the Paris Climate Agreement: to limit global warming to well below 2°C above pre-industrial levels and to pursue efforts to limit the temperature increase to 1.5°C.

SUPPORTING STATEMENT

→	We believe that Chevron could lead and thrive in the energy transition by meeting the increasing demand for energy services while reducing GHG emissions to levels consistent with the global intergovernmental consensus specified by the Paris Accord.

→	Setting a Paris-aligned medium-term target covering Scope 3 is paramount, because the medium-term is decisive for the Company and the Paris Accord and because Scope 3 accounts for around 90% of total Scope 1, 2 and 3 emissions.

→	Backing from investors determined to achieve Paris remains strong; in 2022, 33% of shareholders in Chevron and up to 39% of shareholders in other oil majors voted in favour of Follow This climate resolutions requesting Paris-aligned targets.

RATIONALE FOR A YES VOTE

1)	Chevron must consider the impact of the climate transition on its ability to be a profitable business in the future. While many have tried to politicize the request of the Company to set emission reduction targets, it is in the best interest of Chevron’s long-term health and viability to do so. The risks of climate change to the company are staggering, and opportunities in the transition are abundant. Without clear targets to reduce its emissions, shareholders are left without insight as to whether the company is properly addressing these risks and taking advantage of these opportunities.

2)	Chevron must also consider the impact of climate change on the interests of its shareholders. The proposal is also in the best interest of the company’s shareholders, many of whom manage large and widely diversified portfolios, the returns of which mirror the economy at large as opposed to a particular company in that portfolio. Unabated climate change threatens massive losses to the global economy, severely compromising shareholders’ ability to continue to make a return on their investments.

3)	The science is clear that aggressive action is crucial to avoid the catastrophic consequences of climate change. Our proposal requests a medium-term emission reduction target for the Company’s Scope 3 emissions. This is the most crucial target for oil majors to set. The recent IPCC report makes it abundantly clear; the window for action is almost closed.[1] Unless global emissions come down by around 43% this decade, chances for limiting temperature increase to 1.5 degrees, or even 2 degrees will be lost.[2] Companies must set a target to bring down their emissions in this critical medium-term period.
4)	Scope 3 emission reduction targets are crucial, as they constitute the vast majority of Chevron’s overall emission profile. Chevron’s current targets are inadequate; the company has committed to reduce the intensity of all scopes of emissions by approximately 5% by 2028.[3] By setting a Paris-aligned medium-term emission reduction target for its Scope 3 emissions, the company can demonstrate to shareholders that it is taking the societal and business risks of global warming seriously by taking responsibility for its entire scope 1-3 emissions, and not only a fraction thereof.
5)	Medium-term reduction targets are essential in addition to long-term targets. While long-term reduction goals are important, they have also been used to distract from inaction in the present. Without adequate medium-term goals, long-term net-zero ambition may become meaningless. Reducing emission reductions in the medium term is crucial to stay within the carbon budget.
6)	The proposal takes a rational stance on oil and gas. The proposal does not request short term targets in order to accommodate the role fossil fuels play in the short-term in the energy transition.
7)	Chevron lags far behind its peers. Many of the Company’s peers have already set much more substantial targets to reduce the emissions of both their operations and products and are working to meet the needs of the energy transition and provide low-carbon energy alternatives. While no oil major is Paris aligned yet, many of the company's peers (e.g., Shell; BP; Equinor; TotalEnergies) have already set targets to reduce the emissions of both their operations and (part of their) products. These companies indicate at least a partial understanding of the business and societal risks of the climate transition; their stock price remains competitive. They understand that there is immense economic incentive to limiting emissions and investing in the sustainable energy transition.
8)	Investor expectations for decarbonization have intensified. Companies are expected to develop and implement a robust strategy to manage climate risks, including to address the emissions of their products, in accordance with scientific consensus for what is required to meet the goals of the Paris Agreement and limit global warming to 1.5 degrees Celsius. With Chevron failing to work with investors to shift its investments to align with the Paris Agreement, it risks losing access to capital markets.
9)	This proposal gives the company full discretion to determine its strategy in achieving Scope 3 Paris-aligned emission reduction targets. We recognize the board and management are best situated to decide how to achieve emission-reduction targets. The proposal is non-prescriptive and allows Chevron to determine how to best maximize its competencies while reducing its emissions.

10)	The urgency of climate risk and the company's unique capital position makes 2023 a pivotal year to set a Scope 3 target. The recent IPCC report provides a stark warning; if emissions do not come down dramatically in the next decade, chances for limiting temperature rise to 1.5 or even 2 degrees will be lost. The consequences to the global economy and society at large will be catastrophic. Second, oil majors made record profits in 2022; this places them in a unique financial position to make the necessary investments in the energy transition. The Company should use the current profits from high oil prices to invest more substantially in the energy transition. It is uncertain how long their capital position will remain as such; if action is not taken now, the Company risks not having the capital to make the necessary investments in the future.

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1 AR6 Synthesis, IPCC report 2023

2 IPCC Sixth Assessment Report, SYR, Summary for Policymakers, 2023, Table XX, p.21

3 Chevron 2021 Corporate Sustainability Report, page 61-64 <https://www.chevron.com/-/media/shared-media/documents/chevron-sustainability-report-2021.pdf>

11)	The Company is not investing enough in the transition. The company plans to invest 10 billion between 2023 and 2028 in low carbon initiatives. This averages to 2 billion per year. For reference, the companies’ profits in 2022 alone were $36.5 billion.[4] Current high revenues as a result of higher energy prices, provide an opportunity to allocate more resources to its transition plan, and thereby reduce future transition risks – increasing the company’s long-term resilience.
12)	It is possible for the Company to use its proprietary Portfolio Carbon Intensity (PCI) Metric while also reporting according to the GHG protocol. Instead of using the widely accepted GHG protocol, the Company opts for its own proprietary PCI metric. This metric accounts for the Company’s Scope 3 emissions; as such, the reason for the Company’s resistance to disclosing their existing targets using the GHG protocol either instead of, or in addition to, their PCI metric remains unclear.

Discussion

Background

Our proposal requests the company to set a medium-term Scope 3 emission reduction target. This proposal is in the best interest of the company; with support from its shareholders to set this target, the company will be prompted to both mitigate the risks and take advantage of the opportunities posed by the energy transition. There are many clearly recognized risks posed by climate change. Without a clear, Paris-aligned target to reduce its emissions in the medium-term, shareholders of the Company are unable to determine if the company is properly mitigating these risks. There are also a number of opportunities present in the energy transition; as society shifts its energy system, demand for renewable and low-carbon energy sources will increase. By setting the necessary targets and making the according shifts in investments, the company can properly position itself to take advantage of these opportunities and remain a robust business in the energy transition.

In the past, investor support for our proposals has seen companies take responsibility for the emissions of their products and set corresponding targets to reduce these emissions.5 Before shareholders demonstrated this support, these companies routinely rejected responsibility for these emissions.

Our proposal is also in the best interest of the Company’s shareholders; the consequences of climate change threaten massive losses to the global economy. The diversified portfolios of many of the Company’s investors, the returns of which mirror the economy, are especially vulnerable to these threats. Accordingly, shareholders are advised to support this proposal to ensure that the Company properly contributes to the necessary emission reductions, thereby safeguarding not only the value of the Company itself, but also of all assets in its shareholder’s portfolios.

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4 Chevron (CVX) 2022 profit doubles to record $36.5 billion (CNBC, 2023) <https://www.cnbc.com/2023/01/27/chevron-cvx-2022-profit-doubles-to-record-36point5-billion.html>

5 <https://www.follow-this.org/resolutions-results/>

Importance of Scope 3 medium-term emission reduction target

Setting a target to reduce the Company’s Scope 3 emissions is paramount; these emissions constitute around 90% of the Company’s total emission profile.6 Reducing these emissions in the medium-term is also paramount; the UN IPCC has warned that without immediate, rapid and large-scale emission reductions, chances for limiting global warming to 1.5 or even 2 degrees will be lost.7

The Company current target is insufficient; it has not shown it will contribute to a global reduction in emissions. The company has opted for its own PCI metric to report on its emissions; the Company may continue to use this metric, but should demonstrate to shareholders the corresponding reduction in Scope 3 emissions in the medium-term.

The CA100+ benchmark analysis of Chevron confirms that the Company’s medium-term target is not aligned with the goal of limiting global warming to 1.5°C.8 The same applies to the Company’s peers; however, even in relation to other oil companies’ targets, the Company’s medium-term targets are currently lagging as they fail to incorporate Scope 3 emissions.

Risks

The emissions of Oil and Gas majors are of increasing concern to governments, investors, consumers and society at large. Lack of a coherent and clear Paris-aligned emission reduction strategy exposes the company to significant risks. There is increasing competition from low-carbon alternatives for power generation, transportation, and industrial processes. There is also increased risk from policy intervention and carbon tax. All trajectories aimed at limiting warming to 1.5 degrees dictate that a majority of fossil fuel reserves cannot be exploited. Yet, the Company has invested heavily into infrastructure and machinery and plans to continue to extract fossil fuels for the foreseeable future; these investments are very capital intensive and require long periods to compensate for the initial cost. This poses a number of risks to the company.

Regulation

Climate regulation is rapidly evolving; as countries work to meet their GHG reduction commitments, they will begin to pass more stringent and robust regulation to reduce emissions; this necessarily requires limiting the extraction and combustion of fossil fuels.

The implementation of carbon prices by governments could have a detrimental effect on the business models of numerous oil and gas companies. An increasing number of countries and jurisdictions have already started implementing carbon prices and taxes. According to the OECD, a carbon price of $147 per metric ton must be implemented by 2030 to attain a net-zero emissions target by 2050.9 The costs of emissions released in oil & gas production and end-use products are likely to increase due to rising carbon prices or taxes. Carbon pricing will undoubtedly have an impact on the profitability of the oil and gas industry.10

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6 Supra (n3)

7 Supra (n2)

8 CA100+ Company assessment Chevron <https://www.climateaction100.org/company/Chevron-corporation/>

9 Effective Carbon Rates 2021 (OECD, 2021) < https://www.oecd.org/tax/tax-policy/effective-carbon-rates-2021-brochure.pdf>

10 Beyond the Horizon: New Tools and Frameworks for transition risk assessments from UNEP FI’s TCFD Banking Program (UNEP FI, 2020) < https://www.unepfi.org/wordpress/wp-content/uploads/2020/10/Beyond-the-Horizon.pdf>

Many countries have already ceased issuing new permits for fossil fuel extraction, and many existing permits are being challenged in court.11 Growing government restrictions pose policy risks to the oil and gas sector. Offshore exploration, oil sands extraction, and new transportation infrastructure restrictions are increasing. Governments are facing mounting pressure to ban emission intensive activities. Fracking, in particular, has been banned in several countries.12 This potential increase of fracking bans creates an immense risk for the Company. This sort of policy intervention poses the risk that the Company may be prohibited from extracting the hydrocarbons from projects in which it is currently invested, or in which it plans to invest.

The SEC has also been working on increased disclosure requirements for issuers vis-à-vis the companies’ exposure and contribution to climate change, especially regarding Scope 3 emissions. The SEC’s concerted effort in this area alludes to increased regulatory scrutiny. Chevron should be proactive instead of reactive to regulatory shifts in the future.

Stranded Assets and Market Risk

As decarbonization accelerates, the oil and gas industry may experience a rapid drop in market value due to the need to leave fossil fuel reserves unburned to achieve net-zero emissions. To limit global warming to below 2°C, one-third of current oil reserves and half of current gas reserves must remain underground and unused until 2050.13 To achieve the more ambitious target of limiting warming to below 1.5°C, 60% of oil reserves must remain unextracted by 2050.14 The IPCC has also concluded that no new oil and gas fields can be developed, and some fields will need to be retired early. $1 trillion of oil and gas assets are at risk of becoming stranded, with the reserves of listed companies accounting for $600 billion.15 These unburnable reserves will significantly impact Chevron and pose a definitive financial risk.

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11 Court Revokes Gulf of Mexico Oil and Gas Leases, Citing Climate Change (The New York Times, 2022) < https://www.nytimes.com/2022/01/27/climate/federal-court-drilling-gulf.html>

12 What is fracking and why is it controversial? (BBC, 2022) <https://www.bbc.com/news/uk-14432401>

13 Which fossil fuel reserves must stay in the ground to avoid dangerous climate change? (University College London, 2015) < https://www.sciencedaily.com/releases/2015/01/150107131401.htm>

14 Welsby, D., Price, J., Pye, S. et al. Unextractable fossil fuels in a 1.5 °C world. Nature 597, 230–234 (2021). https://doi.org/10.1038/s41586-021-03821-8

15 Over $1 trillion of oil & gas assets risk becoming stranded as a result of policy action on climate and the rise in alternative energy sources. (Carbon Tracker, 2022) <https://carbontracker.org/reports/unburnable-carbon-ten-years-on/>

Competition from Low-Carbon Alternatives

Governments are increasingly supporting cleaner energy through grants, investments, subsidies, tax rebates, and loan guarantees; this threatens the position of fossil fuels in the global economy. Over the past decade, renewable energy investments are outperforming fossil fuel investments in developed and emerging economies, with an annual return of 18% for renewables compared to 4.7% for fossil fuels.16,17 The speed at which clean-energy solutions are being developed and deployed is causing challenges for the oil and gas sector. Technological advances and falling costs of renewables are cutting into gas power generation and oil fuel demand, posing risks to the oil and gas sector. Many of the Company’s peers are responding by diversifying their portfolios and expanding outside of fossil fuels. Renewable energy has already begun cutting into the market share of natural gas, as the cost of natural gas is going up while the price of renewable energy is decreasing.18

Legal Risk

There are also considerable legal risks. The number of cases concerning climate change and corporate GHG emissions has been increasing significantly over recent years. In the Netherlands, the case brought against Royal Dutch Shell resulted in the court ordering the company to reduce its scope 1, 2 and 3 emissions by 45% by 2030.19 Another case, brought against Shell in the UK, sought liability for the management for mismanaging climate risk and ordered them to change their strategy to properly mitigate this risk.20 These types of litigation pose a significant risk to the company; by setting the necessary targets now, the company can preempt these risks.

A shareholder proposal this year to one of the Company’s peers, ExxonMobil, requests the company to create a report regarding the risk posed to the company by potential litigation. This report identifies a number of litigation risks which are facing the oil and gas industry. The potential risks listed in this resolution include multiple climate lawsuits brought by states attorneys generals alleging failure to adequately address climate risks, an obligation to pay damages for climate harms, and misleading consumers and investors. This underscores the threat of legal action against the company.

Financial Risk

Many financial institutions are increasing their emission reduction commitments as a means to safeguard their portfolios. This means that companies which do not adhere to these institutions’ guidelines are at risk of losing access to capital. Companies are expected to develop and implement a robust strategy to manage the companies’ climate risks, including to address the emissions of their products, in accordance with scientific consensus for what is required to meet the goals of the Paris Agreement and limit global warming to 1.5 degrees Celsius. Net Zero Asset Managers (NZAM) is comprised of 301 asset manager signatories with USD 59 trillion in AUM that have committed to become net zero asset managers. This means they must decarbonize their own portfolios to meet their own goals, while working with portfolio companies to set net zero targets. Specifically regarding 2030, the NZAM has stated it requires a commitment to ‘[s]et interim targets for 2030, consistent with a fair share of the 50% global reduction in CO2 identified as a requirement in the IPCC special report on global warming of 1.5°C’.21

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16 Clean Energy Investing: Global Comparison of Investment Returns (IEA, 2021) <https://www.iea.org/reports/clean-energy-investing-global-comparison-of-investment-returns>

17 Renewable Returns Tripled Versus Fossil Fuels in Last Decade (Bloomberg, 2021) <bloomberg.com/news/articles/2021-03-18/renewable-returns-tripled-versus-fossil-fuels-in-last-decade#xj4y7vzkg<

18 Renewable Power Generation Costs in 2020 (IRENA, 2021) <https://www.irena.org/publications/2021/Jun/Renewable-Power-Costs-in-2020>

19 Shell: Netherlands court orders oil giant to cut emissions (BBC, 2021)<https://www.bbc.com/news/world-europe-57257982>

20 ClientEarth files climate risk lawsuit against Shell’s Board with support from institutional investors <https://www.clientearth.org/latest/press-office/press/clientearth-files-climate-risk-lawsuit-against-shell-s-board-with-support-from-institutional-investors/>

21 Commitment – The Net Zero Asset Managers initiative <https://www.netzeroassetmanagers.org/commitment/>

As another example, New York’s $226 billion state pension fund is distancing itself from fossil fuel investments to reduce the risks related to climate change. The state plans to divest from firms that do not satisfy their low-carbon investment criteria. New York State Comptroller Thomas P. DiNapoli stated that the pension fund has already liquidated its shares in 22 thermal coal mining companies that are incapable of succeeding or surviving in a low-carbon economy. Without a robust strategy to remain viable in a transitioning economy, the Company faces this same risk.22

With Chevron failing to work with investors to shift its investments to align with the Paris Agreement, it risks losing access to the capital markets. Again, with the necessary targets in place, the company can avoid this risk and receive continued support of investors.

Physical Risk

Around 40% of worldwide oil and gas reserves are at risk from the physical effects of climate change. The industry faces various physical hazards such as storms, floods, heatwaves, droughts, permafrost thawing, and wildfires.23 Extreme weather events can damage extraction and production infrastructure, disrupt the operations of pipelines, and impact the logistics of the sector, leading to financial losses and uncertainty for companies. Furthermore, droughts and extreme heat limit water availability, hindering operations and restricting access to fossil-fuel reserves.

Opportunities

However, there are also a number of opportunities presented by the energy transition. As the world transitions to a low-carbon energy system, there will be increased demand for alternative energy sources. The Company has the financial capital, the market-making capabilities, and the technological expertise to take advantage of these opportunities.

There is high demand for more sustainable input on the demand side. Recently, shipping company Maersk released a statement indicating they were seeking more sustainable energy sources to power their operations; this shows there is a clear opportunity for the Company. By meeting this demand for more sustainable energy such as this, the Company can remain a viable and robust business while contributing to global emission reductions.24

These opportunities are especially relevant in 2023. These recent high profits place the Company in a unique financial position to make the necessary investments in low-carbon alternatives. The Company states in intends to invest more than $10 billion by 2028 on low-carbon initiatives; an average of $2 billion per year. For reference, the Company stated its 2023 capex to be $14 billion for that year alone. Further, the Company’s profits in 2022 amounted to $36.5 billion. The Company’s Climate Change Resilience Report does not adequately specify and explain where these investments will be allocated and the quantified emission reductions that would likely follow from them. These high profits provide an opportunity to increase spending on low-carbon alternatives, reducing transition risk and increasing the long-term resiliency of the company.

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22 New York State Pension Fund Sets 2040 Net Zero Carbon Emissions Target | Office of the New York State Comptroller (2020) <https://www.osc.state.ny.us/press/releases/2020/12/new-york-state-pension-fund-sets-2040-net-zero-carbon-emissions-target>

23 40% of Oil and Gas Reserves Threatened by Climate Change (Maplecroft, 2021) <https://www.maplecroft.com/insights/analysis/40-of-oil-and-gas-reserves-threatened-by-climate-change/>

24 https://www.maersk.com/news/articles/2022/08/16/sustainable-logistics-can-be-achieved

Companies across the energy industry are showing with various initiatives that there are viable methods to abate oil and gas emissions and that there are sufficient product alternatives. In the long run, capital will be allocated to producers that can show resilience to the risks of the energy transition. Companies that take active steps in reducing their emissions in line with Paris will obtain investor support and remain suppliers of choice.

Scope 3 Reporting and Target Setting

The Company argues that setting Scope 3 targets is currently burdensome due to the many available and incongruent accounting standards. For this reason, the Company pursues its Portfolio Carbon Intensity(PCI) metric instead. The Company mistakenly outweighs the supposed advantages of PCI over Scope 3 reporting in its ‘Climate Change Resilience’ report.

The Company's PCI concerns the product level, while GHG Protocol Scope 3 reporting concerns the corporate level when analyzing value chain emissions. By analyzing a product’s carbon intensity, the Company can calculate where in the value chain emissions arise for that particular product and the percentage of those emissions relative to the product’s overall emissions. However, according to the GHG protocol, “incorporating corporate-level Scope 1, Scope 2, and Scope 3 emissions – enables companies to understand their full value chain emissions and to focus their efforts on the greatest GHG reduction opportunities.”25 Calculating PCI does not exclude, but merely facilitates the possibility to calculate Scope 3 emissions, set up a clear Scope 3 inventory and use this to set a Scope 3 reduction target in line with Paris. It has been shown that developing corporate value chain (Scope 3) and product GHG inventories delivers a positive return on investment.26 Further, reporting on Scope 3 and setting a transparent Scope 3 target allows shareholders to weigh the Company’s performance against its peers and meets investors’ and lenders’ desire for consistent and comparable non-financial disclosures.

Our proposal asks Chevron to set Paris aligned targets to reduce its scope 3 GHG emissions in the medium-term (as per the WBCSD GHG Protocol). In its climate change strategy, Chevron refers to its PCI metric, and commits to a target to reduce the intensity of its Scope 1, 2, and 3 emissions by approximately 5% by 2030. The aforementioned ask requests Management to set a medium-term on this element and specify the parts that relate to scope 3 GHG emissions as aligns with prevailing industry standards, (upcoming) regulations, and climate change scenarios. This would facilitate assessment of its strategy by shareholders.

To reiterate, many of the Company’s peers have set targets to reduce their Scope 3 emissions. Likewise, both the scientific and investment communities have indicated that target setting and use of the GHG protocol is both feasible and required to meet the goals of The Paris Agreement.

Conclusion

A vote “FOR” the proposal is advised

Companies across the energy sector can play a crucial role in achieving the goals of the Paris Agreement; setting a medium-term Paris-aligned Scope 3 emission reduction target is essential. In doing so, they would mitigate the financial climate change risks that companies and their investors currently face. The Company’s current targets fall short of being consistent with Paris. For the foregoing reasons, shareholders are urged to vote FOR the Proposal which requests the Company to set a Paris-consistent medium-term emission reduction target.

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25 https://ghgprotocol.org/sites/default/files/standards_supporting/FAQ.pdf

26 Ibid.

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